NEWS RELEASE

For Immediate Release

April 23, 2007

New Publisher for The New Republic

(New York) Tom Strike, President of CanWest MediaWorks International, a division of CanWest Global Communications Corp., announced that Elizabeth W. Sheldon has been named the Publisher of The New Republic effective immediately.

For the past ten years, Elizabeth has enjoyed a very successful career with Congressional Quarterly. Most recently, she was the Advocacy Advertising Manager. During her tenure with CQ, Elizabeth established herself as a highly respected figure in the Washington publishing sector.

“Elizabeth’s knowledge of the Washington market and the opinion journal publishing space will serve as a tremendous catalyst in achieving the business objectives of The New Republic” said Strike. “We are very pleased to welcome her to the team”.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is the owner of The New Republic and is Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

For additional information, please contact:

Deb Hutton

Senior Vice President, Corporate Communications

Tel: (416) 383- 2442

dhutton@canwest.com